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SEC Mail Processing Section MAR 08 2021 Washington DC 406

SEC FILE NUMBER
8-53604

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 Hilliard Ave

(No. and Street)

Monterey Park	CA	91754
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David W. Wong (949) 294-9833

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA

(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David W. Wong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Brokerage, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

PLEASE SEE ATTACHED NOTARY 02/17/2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRITY BROKERAGE, LLC

Table of Contents

California All-Purpose Certificate of Acknowledgment

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } s.s

On FEBRUARY 17, 2021 before me, DANIEL HAAG, NOTARY PUBLIC,

personally appeared DAVID W. WONG

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DANIEL HAAG
Notary Public - California
Los Angeles County
Commission # 2245742
My Comm. Expires Jun 16, 2022

Seal

Signature of Notary Public

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of OATH OR AFFIRMATION.

Containing 2 pages, and dated 02/17/2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members of Integrity Brokerage, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Integrity Brokerage, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Integrity Brokerage, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Integrity Brokerage, LLC's management. My responsibility is to express an opinion on Integrity Brokerage, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Integrity Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Integrity Brokerage, LLC.'s financial statements. The Supplemental Information is the responsibility of the Integrity Brokerage, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Integrity Brokerage, LLC's auditor since 2009.

Tarzana, California

February 22, 2021

INTEGRITY BROKERAGE, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	56,377
Clearing Deposit		150,061
Receivables from broker dealers		22,454
Other assets		3,248
Total Assets	$	232,140

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	11,609
Commissions payables		33,466
Total Liabilities		45,075

MEMBER'S EQUITY

Member's Equity		187,065
Total Liabilities and Member's Equity	$	232,140

INTEGRITY BROKERAGE, LLC

Statement of Income
For the Year Ended December 31, 2020

REVENUES		
Commisions	$	766,271
Mutual Fund Trails		39,052
Options		5,333
Clearing Fees & Other		70,778
Private Placement		18,999
Other: Hedge Fund Fees		68,549
Other: Alternative Investment		481,735
Interest Income		115
Total Revenues		1,450,832
EXPENSES		
Clearing Charges		131,262
Commission Expenses		993,766
Data & IT Services		16,652
Professional Fees		28,045
Office Expenses		6,627
Travel, Meals & Entertainment		506
Regulatory Fees		10,465
Other Expenses		7,075
Total Expenses		1,194,398
NET INCOME BEFORE INCOME TAXES		256,434
LESS INCOME TAXES		6,800
NET INCOME	$	249,634

The accompanying notes are an integral part of these financial statements

INTEGRITY BROKERAGE, LLC

Statement of Member's Equity
For the Year Ended December 31, 2020

	Integrity Brokerage LLC (New)	Integrity Brokerage Services Inc. (Old)	Total
Beginning members equity, January 1, 2020	$ -	$ 169,286	$ 169,286
Contributions	5,000	46,660	51,660
Distributions - Acquisition costs	(20,000)	(263,515)	(283,515)
Net Income	82,847	166,787	249,634
Transfer of Assets	119,218	(119,218)	-
Ending Member's Equity, December 31, 2020	$ 187,065	$ -	$ 187,065

INTEGRITY BROKERAGE, LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	249,634
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Clearing Deposit		(16)
Receivables from broker dealers		54,479
Other Assets		(2,419)
Increase (decrease) in liabilities		
Accounts Payable and Accrued Expenses		9,163
Commissions Payable		(23,607)
Total adjustments		37,600
Net cash provided by operating activities		287,234
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		51,660
Distributions		(283,515)
Total cash used in Financing activities		(231,855)
Net Increase in cash		55,379
Cash at beginning of year		998
Cash at end of year	$	56,377

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income taxes	$	6,800

INTEGRITY BROKERAGE, LLC

Notes to Financial Statements
December 31, 2020

Note 1: ORGANIZATION

Integrity Brokerage, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). During 2020, the Company underwent an ownership change as well as a change in entity formation. On August 1, 2020, one hundred percent of the stock of the former entity, Integrity Brokerage Services, Inc., was sold to an individual. Subsequent to the purchase, the entity was converted to a limited liability company registered in the state of California. In accordance with these changes, the operating activities of Integrity Brokerage Services, Inc. were assumed by Integrity Brokerage, LLC on August 1, 2020.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Income Taxes

As discussed in Note 1, The Company is treated as a limited liability company for federal and state income tax purposes. Consequently, no provision or liability for income taxes has been included in the financial statements. Members are taxed directly on their proportionate share of the Company's earnings. The company is subject to State of California minimum tax of $ 800 and LLC gross receipts tax of $ 6,000.

The Company is subject to audit by the taxing agencies for years ending December 31, 2017, 2018 and 2019.

(d) Revenue Recognition (ASC 606)

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 on August 1, 2018 using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised

good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following provides detailed information on the recognition of the Company's revenues and contracts with customers:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal. Commission revenue is recognized on the trade date when the performance obligation is satisfied.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open-end companies.

Interest, Rebate, and Dividend Income: Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory. Interest is recognized over time.

Fee Income: Included are fees earned from affiliated entities. investment banking and M&A Advisory fees, account supervision and investment advisory fees, administrative fees, research service fees, rebased from exchanges (ECN and ATS), 12b-1 fees, mutual fund fees other than concessions or 12b-1 fees, execution service fees, clearing service fees, and sweep account fees.

Performance Obligations Satisfied at a Point in Time	$	1,411,665
Performance Obligations Satisfied Over Time		39,167
Total Revenue	$	1,450,832

(e) Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company had no financial instruments to measure for fair value as of December 31, 2020.

(f) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

At December 31, 2020, the deposit in clearing accounts total $150,061. The Company has an agreement with Axos Clearing LLC to clear and maintain customer accounts for the Company.

(g) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation furniture and fixtures and computer equipment is computed using the double declining balance method and useful lives range from three to seven years. Depreciation on building improvements is computed using the straight-line method and a useful life of 39 years. Purchases greater than $1,000 are capitalized.

Note 3: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but at December 31, 2020 the Company's net capital of $180,816 exceeded the minimum net capital requirement of $5,000, and the Company's ratio of aggregate indebtedness ($45,075) to net capital was 0.26:1 which is less than the 15:1 maximum ratio requirement.

Note 5: EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and (k)(1). There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and (k)(1).

Note 6: COMMITMENTS AND CONTINGENCIES

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. As of December 31, 2020, the Company does not have a lease commitment and during the year ended December 31, 2020 rent expense was zero.

Note 7: COVID-19

During the period from January 1, 2020 through February 22, 2021, both domestic and international equity markets have experienced significant volatility due in large part to a virus known as the COVID-19. On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency. An economic slowdown has impacted not only the United States, but the worldwide economy. Management is unable to estimate the impact this this public health emergency will have on the Company's financial position or its operating results and accordingly, no adjustments have been made to the accompanying financial statements.

Note 8: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2020 through February 22, 2021, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

INTEGRITY BROKERAGE, LLC

Schedule I
Statement of Net Capital
December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Stockholder's equity, December 31, 2020	$ 187,065	$ 187,065	-
Less: Non allowable assets:			-
Prepaid Expenses	3,248	3,248	
Tentative net capital	183,817	183,817	-
Haircuts:	3,001	3,001	-
NET CAPITAL	180,816	180,816	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 175,816	$ 175,816	-
Aggregate indebtedness	$ 45,075	$ 45,075	-
Ratio of aggregate indebtedness to net capital	0.26:1	0.26:1	-

Reconciliation: The were no noted differences between the audited financial statements and the focus filed at December 31, 2020.

INTEGRITY BROKERAGE, LLC

December 31, 2020

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(1) and (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) and (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Integrity Brokerage, LLC
Monterey Park, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Integrity Brokerage, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integrity Brokerage, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provision") and (2) Integrity Brokerage, LLC, stated that Integrity Brokerage, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Integrity Brokerage, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Integrity Brokerage, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2021

INTEGRITY BROKERAGE, LLC

Assertions Regarding Exemption Provisions

We, as members of management of Integrity Brokerage, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(ii) and (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2020 and ending December 31, 2020.

Integrity Brokerage, LLC

By:

David Wong, CEO 2-22-21
(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Integrity Brokerage, LLC
Monterey Park, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Integrity Brokerage, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Integrity Brokerage, LLC (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Integrity Brokerage, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-53604 FINRA DEC
Integrity Brokerage, LLC
309 Hilliard Ave.
Monterey Park, CA. 91754

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

David Wang
(949) 294 9833

2. A.	General Assessment (item 2e from page 2)	$ 1772.27
B.	Less payment made with SIPC-6 filed (exclude interest) 07/31/2020 Date Paid	(250 -)
C.	Less prior overpayment applied	(-)
D.	Assessment balance due or (overpayment)	1522.27
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1522.27

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1,522.27

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Integrity Brokerage, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of February, 20 21.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Item No.		Eliminate cents
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,450,832
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
	(2) Net loss from principal transactions in securities in trading accounts	Ø
	(3) Net loss from principal transactions in commodities in trading accounts.	364
	(4) Interest and dividend expense deducted in determining item 2a.	Ø
	(5) Net loss from management of or participation in the underwriting or distribution of securities	Ø
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
	(7) Net loss from securities in investment accounts.	Ø
	Total additions	Ø
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	136,043
	(2) Revenues from commodity transactions.	Ø
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	131,262
	(4) Reimbursements for postage in connection with proxy solicitation	Ø
	(5) Net gain from securities in investment accounts	Ø
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	Ø
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	Ø
	(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): Interest Income & other income (Deductions in excess of $100,000 require documentation)	2,342
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income: $ Ø	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960): $ 39	
	Enter the greater of line (i) or (ii)	39
	Total deductions	269,686
2d.	SIPC Net Operating Revenues	$ 1,181,510
2e.	General Assessment @ .0015	$ 1772.27

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